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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

Information to Be Included in Statements Filed Pursuant to Rules 13d-1 (b), (c), and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2

(Amendment No. 1)*

The McClatchy Company
(Name of Issuer)
Common Stock USD 0.001
(Title of Class of Securities)
579489105
(CUSIP Number)
September 1, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 579489105	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS The Royal Bank of Scotland N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,456,154
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,456,154
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,456,154
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.07%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 579489105	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS RBS Holdings N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,456,154
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,456,154
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,456,154
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.07%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 579489105	13G	Page 4 of 7 Pages

1	NAME OF REPORTING PERSONS RFS Holdings B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: The Netherlands Registered: The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,456,154
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,456,154
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,456,154
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.07%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

CUSIP No. 579489105	13G	Page 5 of 7 Pages

1	NAME OF REPORTING PERSONS The Royal Bank of Scotland Group Plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	☐
	(b)	☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Country of Origin: United Kingdom Registered: Scotland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 2,456,154
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 2,456,154
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,456,154
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.07%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC, CO

Item 1(a).	Name of Issuer:

The McClatchy Company.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2100 Q Street, Sacramento, CA 95816-6899

Item 2(a).	Name of Person Filing:

This Schedule 13G is being filed by The Royal Bank of Scotland Group Plc (“RBSG”), a public limited company incorporated in the United Kingdom and registered in Scotland.  The persons reporting information on this Schedule 13G include, in addition to RBSG, RFS Holdings B.V., a private company incorporated and registered in the The Netherlands (“RFS”), RBS Holdings N.V. (“RBSHNV”), a public limited company incorporated and registered in The Netherlands, and The Royal Bank of Scotland N.V. (“RBSNV”), a public limited company incorporated and registered in The Netherlands.  Both RBSHNV and RBSG are bank holding companies within the meaning of the Bank Holding Company Act of 1956, as amended.  100% of the shares of RBSNV are owned by RBSHNV, 100% of the shares of RBSHNV are owned by RFS and 97.70% of the shares of RFS are owned by RBSG.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The registered offices of RBSG are located at 36 St. Andrew Square, Edinburgh, Scotland EH12 1HQ.

The registered office of RFS is located at Strawinskylaan 3105, 1077 ZX, Amsterdam, Netherlands.

The registered offices of RBSHNV and RBSNV are located at Gustav Maherlaan, 10, 1082 PP, Amsterdam, The Netherlands.

Item 2(c).	Citizenship:

RBSG is organized in the United Kingdom.

RFS, RBSHNV and RBSNV are organized in the Netherlands.

Item 2(d).	Title of Class of Securities:

Common Stock USD 0.001

Item 2(e).	CUSIP Number:

 579489105

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

None of the above.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)
Amount beneficially owned:  RBSNV is the record owner of 2,456,154 shares of the Issuer (the “Record Shares”).  As RBSHNV holds 100% of the shares of RBSNV, RBSHNV may be deemed to own, beneficially, the Record Shares.  As RFS holds 100% of the shares of RBSHNV, RFS may be deemed to own, beneficially the Record Shares.  As RBSG owns 97.70% of the shares of RFS, RBSG may be deemed to own, beneficially, the Record Shares.

(b)
Percent of class:  See Line 11 of cover sheets.  The percentages set forth on the cover sheets are calculated based on 60,402,712 of Ordinary Shares reported to be outstanding (information obtained from McClatchy’s latest quarterly report).

(c)	Number of shares as to which such person has:
	(i)	Sole power to vote or to direct the vote: See Line 5 of cover sheets
	(ii)	Shared power to vote or to direct the vote: See Line 6 of cover sheets.
	(iii)	Sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.
	(iv)	Shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.
Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

The Schedule 13G filed on August 24, 2011 indicating that RBSNV, RBSHNV, RFS, RBSG could be deemed, as of August 24, 2011, to own beneficially 5.73% of the securities of the issuer identified in Item 1 was filed incorrectly due to a calculation error.  As of August 5, 2011 and as of August 24, 2011 RBSNV, RBSHNV, RFS, and RBSG did not own more than 5% of the securities of the issuer identified in Item 1.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.  The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-1(b)(ii)(J).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 1, 2011

THE ROYAL BANK OF SCOTLAND GROUP plc, RFS HOLDINGS B.V., RBS HOLDINGS N.V. and THE ROYAL BANK OF SCOTLAND N.V.
By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation Unit

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AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this statement containing the information required by Schedule 13G is filed on behalf of each of the undersigned with respect to the ownership of shares of The McClatchy Company.

EXECUTED as a sealed instrument this 1st day of September 2011.

THE ROYAL BANK OF SCOTLAND GROUP plc, RFS HOLDINGS B.V., RBS HOLDINGS N.V. and THE ROYAL BANK OF SCOTLAND N.V.
By:	/s/ Richard Hopkins
	Name:	Richard Hopkins
	Title:	Manager, Share Aggregation Unit

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